UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LASERCARD CORPORATION

(Name of Subject Company)

LASERCARD CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

Robert T. DeVincenzi

Chief Executive Officer

LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, California 94043-1601

(650) 969-4428

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Steve Sonne, Esq.

Jeff Cislini, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2010 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by LaserCard Corporation, a Delaware corporation (the “Company” or “LaserCard”), relating to the tender offer (the “Offer”) by American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), as disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and ASSA US with the SEC on December 22, 2010 (as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $6.25 per Share, net to the seller in cash without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010, and in the related Letter of Transmittal, copies of which are filed Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as new paragraphs:

(h) Shareholder Class Action Litigation.

On January 3, 2011, Alan R. Kahn filed a putative class action lawsuit in the Court of Chancery in the State of Delaware. Mr. Kahn alleges that he is a shareholder of LaserCard and purports to bring the lawsuit on behalf of himself and all other LaserCard shareholders. The Verified Class Action Complaint filed by Mr. Kahn (the “Kahn Complaint”) names as defendants Robert T. DeVincenzi, Bernard C. Bailey, Donald E. Mattson, Albert J. Moyer, Walter F. Walker, LaserCard and Purchaser. The Kahn Complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing LaserCard to enter into the Merger Agreement and that Purchaser aided and abetted the alleged breaches of fiduciary duty by the individual defendants. The Kahn Complaint also alleges that the Offer and Merger are being consummated at an unfair price and that this Schedule 14D-9 contains inadequate disclosures. Among other relief, the Kahn Complaint seeks certification as a class action, an injunction of the Offer and the Merger, rescission of the Offer and the Merger or, in the alternative, rescissory damages, unspecified compensatory damages with interest, and the costs and disbursements of the action, including attorneys’ fees, accountants’ fees and experts’ fees. The foregoing summary with respect to the Kahn Complaint is qualified in its entirety by reference to the Kahn Complaint which is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Also on January 3, 2011, Nelson Goodman filed a similar putative class action lawsuit in the Court of Chancery in the State of Delaware. Mr. Goodman also alleges that he is a shareholder of LaserCard and purports to bring the lawsuit on behalf of himself and all other LaserCard shareholders. The Verified Class Action Complaint for Breach of Fiduciary Duty filed by Mr. Goodman (the “Goodman Complaint”) names as defendants Robert DeVincenzi, Bernard Bailey, Donald Mattson, Arthur Hausman, Walter Walker, Albert Moyer, LaserCard, ASSA US and Purchaser. The Goodman Complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing LaserCard to enter into the Merger Agreement and that the corporate defendants aided and abetted the alleged breaches of fiduciary duty by the individual defendants. The Goodman Complaint also alleges that the Offer and Merger are being consummated at an unfair price, that the individual defendants failed to maximize shareholder value in the transaction, that the Merger Agreement contains preclusive deal protection devices, and that this Schedule 14D-9 contains inadequate disclosures. Among other relief, the Goodman Complaint seeks certification as a class action, a preliminary and permanent injunction of the Offer and the Merger, rescission of the Offer and the Merger or an award of rescissory damages, an accounting to LaserCard’s shareholders of all damages caused by the defendants and all lost profits and special benefits obtained as a result of breaches of fiduciary duties and the costs of the action, including attorneys’ and experts’ fees. The foregoing summary with respect to the Goodman Complaint is qualified in its entirety by reference to the Goodman Complaint which is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

LaserCard believes both complaints are without merit, and intends to defend the actions vigorously.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(F)	Verified Class Action Complaint filed by Alan R. Kahn in the Court of Chancery in the State of Delaware on January 3, 2011.*

(a)(5)(G)	Verified Class Action Complaint for Breach of Fiduciary Duty filed by Nelson Goodman in the Court of Chancery in the State of Delaware on January 3, 2011.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LASERCARD CORPORATION

By:	/S/ ROBERT T. DEVINCENZI
Robert T. DeVincenzi
Chief Executive Officer

Dated: January 4, 2011